8-1720

05036239

VF 3/10/05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 4 2005

SEC FILE NUMBER
~~8-8794~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATERS, PARKERSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue, Suite #512
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie W. Burlingame (504) 588-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pedelahore & Co., LLP, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1010 Common Street, Suite #2100	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David T. Pointer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waters, Parkerson & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

James M. Burlingame IV
Notary Public
State of Louisiana
Bar No. 03691
My commission is for life.

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on internal Accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waters, Parkerson & Co., Inc.

Financial Report

Year Ended December 31, 2004

Table Of Contents

PEDELAHORE & CO. LLP
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of Waters, Parkerson & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters, Parkerson & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pedelahore & Co., LLP

February 1, 2005

1010 Common Street, Suite 2100, New Orleans, LA 70112 (504) 522-8708
Members - American Institute of CPA's - Society of Louisiana CPA's

Liabilities And Stockholders' Equity

Liabilities	
Payable to brokers-dealers and clearing organizations	$ 168,331
Payable to customers	122,318
Accounts payable and accrued expenses	613,442
	904,091
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, authorized 10,000 shares at no par value, issued 8,710 shares	183,168
Additional paid-in capital	176
Retained earnings	1,132,892
Less 4,974 shares of common stock in treasury, at cost	(377,308)
	938,928
	$ 1,843,019

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Income

For the Year Ended December 31, 2004

Revenues	
Investment supervision fees	$ 3,166,519
Commissions and other fee income	1,780,427
Interest and dividends	10,255
Other income	8,444
	4,965,645
Expenses	
Employee compensation and benefits	4,015,849
Communications and data processing	330,319
Occupancy and equipment rentals	259,605
Commissions and floor brokerage	47,761
Taxes, other than income taxes	10,637
Other expenses	259,662
	4,923,833
Income before income taxes	41,812
Provision for income taxes	8,407
Net Income	$ 33,405
Earnings per share of common stock, based on 3,736 shares outstanding	$ 8.94

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co., Inc.
Statement Of Changes In Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, beginning	$ 183,168	$ 176	$ 1,099,487	$ (226,760)	$ 1,056,071
Purchase of treasury stock				(150,548)	(150,548)
Net income			33,405		33,405
Balance, ending	$ 183,168	$ 176	$ 1,132,892	(377,308)	$ 938,928

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Changes In Subordinated Borrowings

For the Year Ended December 31, 2004

Subordinated borrowings at January 1, 2004	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments of subordinated notes	-
Subordinated borrowings at December 31, 2004	$ -

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Cash Flows

For the Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 33,405
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	17,687
Unrealized gain on firm securities	(3,750)
(Increase) decrease in:	
Cash segregated under federal regulations	329,765
Deposits with clearing organizations and others	(12,692)
Receivable from customers	(127,601)
Other assets	1,939
Increase (decrease) in:	
Payable to brokers-dealers and clearing organizations	33,161
Payable to customers	13,987
Accounts payable and accrued expenses	(531)
Net cash provided by operating activities	285,370
Cash Flows From Investing Activities	
Purchases of equipment	(8,788)
Net cash used by investing activities	(8,788)
Cash Flows From Financing Activities	
Purchase of treasury stock	(150,548)
Net cash used by financing activities	(150,548)
Net Increase In Cash And Cash Equivalents	126,034
Cash and cash equivalents at beginning of year	26,711
Cash and cash equivalents at end of year	$ 152,745
Supplemental cash flows disclosures:	
Cash payments for income taxes	$ 10,176

The Notes to Financial Statements are an integral part of these financial statements.

Notes To Financial Statements

Note 1. Significant Accounting Policies

Organization and Nature of Business:

Waters, Parkerson & Co., Inc. (the Company) is a Louisiana Corporation. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers (NASD).

Basis of Presentation:

The Company maintains its books on the accrual method of accounting and is engaged in a single line of business as a securities broker-dealer, which comprises several services, including investment portfolio management, advisory services and execution of trade orders and transactions.

Securities Transactions:

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market values, and securities not readily marketable are valued at estimated fair values as determined by management.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The provision on the statement of income consists of taxes currently due. Deferred tax assets and liabilities, which result from different reporting methods for the financial statements versus the tax return, are not considered material to the financial statements.

Depreciation:

Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvements. Depreciation and amortization charged to operations in 2004 was $17,687.

Cash Equivalents:

For purposes of the Statement of Cash Flows, cash and cash equivalents include money market accounts and highly liquid investments with original maturities of less than ninety days.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balances totals $1,656,104.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

Cash of $1,008,565 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Receivable From And Payable To Broker-Dealers And Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivables	Payable
Securities failed-to-receive	$ -	$ 168,331

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4. Receivable From And Payable To Customers

Amounts receivable from and payable to customers include amounts due on uncompleted transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5. Securities Owned

Securities owned consist of investment securities including corporate stocks and warrants.

Note 6. Line Of Credit

The Company has a $2,000,000 revolving line of credit with a bank. Interest is payable monthly at the bank's prime rate. The note is secured by all property (i.e., all accounts, funds, securities, or financial instruments) owned by the Company, or in which the Company has an interest, that is on deposit with or held by the bank. None of the line of credit had been utilized at December 31, 2004.

Note 7. Subordinated Borrowings

There were no borrowings under subordination agreements at December 31, 2004.

Note 8. Retirement Plans

The Company provides a 401(k) profit sharing plan for the benefit of eligible employees. The plan provides for partial vesting after two years and full vesting after six years of service. Also, employees can elect through salary reduction to contribute to the plan as allowed by Section 401(k) of the Internal Revenue Code. Company profit sharing and 401(k) contributions to the plan are discretionary as determined by the Company's board of directors. For 2004, the Company contributed $148,814 to the plan.

Note 9. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 10. Operating Lease Commitments

In July 2003, the Company renewed the lease for its office facilities under a non-cancelable operating lease expiring in July 2006. Base monthly rent for the current year is $6,791, with annual increases in rent of $1,812 per year for each year thereafter. Office rental expense for 2004 was $80,439, and is included in occupancy and equipment rentals expense on the statement of income.

Future minimum rental payments under the office lease are as follows:

2005	$ 82,250
2006	48,595
	$130,845

The Company also leases vehicles under operating leases expiring on various dates through August 2006. Annual rental expense on these leases in 2004 was $25,815.

Future minimum lease payments under non-cancelable vehicle leases as of December 31, 2004, are as follows:

2005	$ 25,815
2006	7,799
	$ 33,614

Note 11. Guarantees and Indemnifications

FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements, such as those that follow.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. In addition, the Company provides certain representations and warranties in connection with a variety of commercial transactions, which may also provide standard indemnifications to certain counterparties. These indemnifications generally are standard contractual terms.

The maximum potential amount of future payments, if any, that the Company would be required to make under the above indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these type of arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "Applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would

exceed 10 to 1). At December 31, 2004, the Company had net capital of $825,346, which was $575,346 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.0314 to 1.

There are no proposed capital withdrawals scheduled within the six-month period following December 31, 2004.

Note 13. Income Taxes

Provision for income taxes and the effect of related prepayments as of December 31, 2004 is as follows:

	Federal	State	Total
Provision	$ 6,678	$ 1,729	$ 8,407
Prepayments	(8,400)	(2,400)	(10,800)
Prepaid/refundable	$ (1,722)	$ (671)	$ (2,393)

Note 14. Subsequent Events

On January 14, 2005, the Chicago Stock Exchange closed its membership market due to pending approval of a demutualization proposal. Under the proposal, those members who are qualified to trade on the Exchange at the time of the demutualization will receive trading permits that give them continued access to the Exchange's trading facilities. It is management's opinion that once the demutualization is approved, there will be no difference in the way the Exchange and the Company transact business.

Supplementary Information

Schedule 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters Parkerson & Co., Inc. as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 938,928	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			938,928	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)			33 938,928	3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 100,745	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items 29 ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460 30		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges	5,000	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(105,745)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 833,183	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper 31		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	7,837	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities 32		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(7,837)	3740
10. Net Capital			$ 825,346	3750

OMIT PENNIES

NOTE: Net capital in the most recent focus report filed by the firm was $840,625. See attached reconciliation of the difference of $15,279.

Waters, Parkerson & Co., Inc.

Reconciliation of Net Capital Computation
With The Most Recent FOCUS Report Filed By Firm
December 31, 2004

Schedule 1 (continued)

	Total Allowable Assets	Total Nonallowable Assets	Total Allowable Liabilities	Total Ownership Equity	Net Capital
Amount reported on most recent FOCUS Report filed by Firm	$ 1,743,195	$ 98,352	$ 889,733	$ 951,814	$ 840,625
Year-end and auditor's adjustments	(920)	2,393	14,359	(12,886)	(15,279)
Amount per Audit Report	$ 1,742,275	$ 100,745	$ 904,092	$ 938,928	$ 825,346

Schedule 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters Parkerson & Co., Inc. as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$ 123,614	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	168,331	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	3,462	4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 295,407	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 245,104	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). [48]		4469		
17. **Aggregate debit items			$ 245,104	4470
18. **Less 3% (for alternative method only--see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$ 245,104	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	50,303	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	52,818	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	1,008,565	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	(110,000)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 898,565	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily [50] ______ [4332] Weekly ______ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Schedule 3

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters Parkerson & Co., Inc. as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 51 ________ [4335] ________ [4570]
   D. (k)(3) — Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ 00 [4586]
   A. Number of items .... 00 [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ 00 [4588]
   A. Number of items .... 53 00 [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ________ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

PEDELAHORE & CO. LLP
Certified Public Accountants

Independent Auditor's Report On Internal Accounting Control Required By SEC Rule 17a-5

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Waters, Parkerson & Co., Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

1010 Common St., Suite 2100, New Orleans, LA 70112 (504) 522-8708
Members - American Institute of CPA's - Society of Louisiana CPA's

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pedelahore & Co., LLP

February 1, 2005